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                                                       EXHIBIT 77Q(1)(i)

        Description of Matters Submitted to a Vote of Security Holders

(a) A Special Meeting of Shareholders of the World Growth Portfolio (the "Meeting") was held on November 14, 2000.

(b) The sole matter voted upon at the Special Meeting, and the affirmative and negative votes cast thereto, was the approval or disapproval of a new investment subadvisory agreement between LB Series Fund, Inc., Lutheran Brotherhood, and T. Rowe Price International, Inc.;

           Votes to approve:       37,359,547.864
           Votes to disapprove:       384,033.733
           Votes to abstain:        1,669,426.834